

Mail Stop 3561

August 1, 2006

John F.Rousseau, Jr.
Chief Operating Officer
Geneva Acquisition Corporation
One Boston Place, Suite 3630
Boston, MA 02108

> *Re:* **Geneva Acquisition Corporation**
> **Registration Statement on Form S-1**
> **Filed June 28, 2006**
> **File No. 333-135419**

Dear Mr. Rousseau:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please tell us the factors you considered in determining to value this offering at $60,000,000. Please also tell us the factors you considered when determining that

you might need $56,300,000 in the trust fund to effect the business combination contemplated by the registration statement. It does not appear to the staff as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation.

2.   Provide disclosure with respect to the conversion rights to discuss the relative benefits and financial advantages to utilization of such feature between the existing stockholders and the public stockholders. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the conversion right when exercised by an existing stockholder as compared to a public stockholder. In this context we note that: (i) the existing stockholders are allowed, and may make purchases of shares in both the offering and in the open market subsequent to the offering; (ii) there appears to be a disincentive for public stockholders to exercise their conversion rights due to the fact that the amount available to such stockholders (approximately $5.77 per share) is virtually certain to be less than the purchase price paid for the unit in the offering ($6.00); and (iii) there does not appear to be a corresponding disincentive for existing stockholders to exercise their redemption rights since their existing shares have an effective purchase price of $0.01 per share and thus even after paying the offering price and/or market price for the other shares acquired after the date of the prospectus, the effective cost to the existing stockholders of their shares will be significantly less than the conversion price of approximately $5.77 per share. Similar disclosure should be provided, as applicable, with respect to the shares held by the underwriter. We may have further comment.

3.   Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

4.   We note the disclosure throughout your registration statement that the initial per share liquidation price for shareholders will be $5.77, or 96.2% of the per unit IPO price of $6.00. Please expand and clarify why you believe it is appropriate to disclose such amount in light of the lack of assurance that executive officers will be able to satisfy their indemnification obligations, as is also disclosed.

5.   Please disclose all steps the company has taken to confirm that your executive officers have funds sufficient to satisfy their obligations with respect to ensuring the trust account is not depleted.

6.   We note that the registration statement covers "such indeterminable additional securities as may be issued as result of the anti-dilution provisions contained in

the Warrants." Please revise the disclosure to state that the indeterminate number of additional shares of common stock shall be issuable pursuant to Rule 416 to prevent dilution resulting from stock splits, stock dividends or similar transactions.

7.   We note the disclosure that "[o]ur efforts in identifying a prospective target business will not be limited to a particular industry…." In light of the fact that you will not be limited to a particular industry, please revise your Item 101 of Regulation S-K disclosure to discuss your intended search process in more detail since you are able to acquire companies outside of management's expertise. Revise to clarify if there is a time frame or monetary amount used that will trigger your search of companies not in the initial industry focus.

8.   Given that the offer and sale of the warrants and the securities underlying the warrants (including UPO and the underlying securities) are included in the units being registered, the offer and sale of the underlying securities are registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you plan to account for these warrants upon issuance. In this regard, it appears that pursuant to the guidance in paragraphs (14-18) of EITF 00-19 you may be required to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph (14) of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required. Paragraph (17) of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your warrants. We note that it appears you are currently assuming that the warrants will be classified as equity upon issuance based on the review of your capitalization table and the summary financial data, as adjusted. If you conclude that liability classification will be required upon issuance, please revise your capitalization table, pro forma disclosures, and dilution information to properly reflect this classification. Additionally, please add disclosure in the document describing your proposed accounting for the warrants upon issuance, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

9.   Considering the comment above, tell us how you have considered the guidance in EITF 00-19 in your accounting treatment for the underwriter purchase option (UPO).

Prospectus Cover Page

10.   In an appropriate place in the prospectus, including in those places where compensation to or benefits received by officers, directors and/or initial stockholders are discussed, include a discussion as to the benefit to the existing stockholders, not otherwise available to the public stockholders, of the cashless exercise feature of the private placement warrants.

11.   Provide a discussion as to how the company intends to meet the listing criteria set forth by the AMEX.

Prospectus Summary, page 1

12.   The disclosure in the third paragraph on page one which alternatively indicates that the company has not selected an industry in which to invest, and the following disclosure to the effect that the company will emphasize an acquisition in the healthcare industry, are inconsistent. This inconsistency continues throughout the prospectus. To the extent that the company is not focusing its efforts in the healthcare industry, the disclosure should be made consistent throughout the prospectus, the disclosure concerning the management's experience and expertise in the healthcare would be irrelevant and should be removed, and a risk factor should be added to the effect that the company's management has industry experience in an industry that the company has determined not to focus its acquisition efforts in, and as such, the company may be at a disadvantage in conducting its search and consummation of a combination transaction.

13.   In the fifth paragraph on page one, and elsewhere as appropriate, disclose and discuss as to any contacts or discussions held regarding the possibility of the company raising additional funds.

14.   In the discussion of the limited payments to insiders on page 6, add disclosure to discuss the payments/benefits received by the insiders (i.e., officers, directors and initial stockholders) of (i) the cashless exercise feature of the private placement warrants, and (ii) the ability of the initial stockholders to exercise their warrants without the limitations placed upon the public stockholder warrants.

15.   In an appropriate place, provide a legal analysis as to whether the provisions of the company's Certificate of Incorporation concerning the company's period of corporate existence have the "same effect as if our board of directors and stockholders had formally voted to approve our dissolution."

16.   In an appropriate place, add discussion concerning the consequences to the company should the stockholders simultaneously vote in favor of consummating a combination transaction but against extending the corporation's existence in the scenario where such a vote is being taken at the end of the 24-month period.

The Offering, page 3

17.   Disclose here, and elsewhere as appropriate, whether the redemption of the warrants by the company would include the warrants held by Ladenburg Thalmann & Co. Inc. as a result of the exercise of the underwriter's option. Alternatively, if such warrants are not included, discuss the reasons why such warrants are not included. In addition, discuss whether the underwriter has the right to consent before the company can exercise their redemption right and if so, discuss the conflicts of interest that result from such right.

Risk Factors, page 12

18.   Please revise your risk factor subheadings to state the material risk to potential investors. In this regard, your headings should disclose the consequences to the investor or to the company, should the risk materialize. Some of your subheadings merely state facts or describe uncertainties and do not adequately reflect the risks that follow (an example is risk factor 5 on page 13). Please revise your subheadings to succinctly state the risks. In addition, please revise the risk factor narratives to state succinctly the risks and only those risks disclosed in the subheadings.

19.   In risk factor 4 on page 13, please include the missing information regarding other blank check offerings.

20.   In the last risk factor on page 16, discuss (i) whether the company has any waiver agreements agreed to at this time and if so, from whom they have been obtained; (ii) the possibility that such waiver agreements may be deemed unenforceable by

operation of law; and (iii) what debts, costs and expenses that will not be covered
by the indemnity to be provided by certain insiders of the company.

21.   We note your statement, in the first full risk factor on page 17 that "it is our
        intention to make liquidating distributions to our stockholders as soon as
        reasonably possible." We do not understand how the noted procedures to
        dissolve, wind up and liquidate comply with Section 278 of Delaware General
        Corporation Law. Provide us with a legal analysis as to how the company will
        comply with Section 278 and disclose in the prospectus the procedures that the
        company will undertake to comply. Please revise to address in detail, in the
        appropriate section in the prospectus, the steps the company will take to cause a
        corporate dissolution and liquidation. It appears that your current disclosure
        provides that you will pay or make reasonable provision to pay all claims and
        obligations after you have paid the investors in the units and after you have paid
        your existing stockholders on their private placement warrants. See also the
        disclosure on page 41 and elsewhere in the prospectus. Please advise. We may
        have further comment.

22.   In risk factor 19 on page 19, please disclose that the type of business combination
        may determine whether your current management stays with the combined
        company.

23.   In risk factor 20 on page 19, please explain how conflicts of interest will be
        resolved.

24.   In the last risk factor on page 22, add disclosure contrasting the treatment of the
        warrants held by the public stockholders with that of the warrants held by the
        initial stockholders.

25.   In risk factor 32 on page 23, "[i]f we are deemed to be an investment company
        …," please revise the risk factor to explain why the company could be deemed an
        investment company. See Section 3(a)(1)(A) and (C) of the Investment Company
        Act of 1940.

Forward Looking Statements, page 24

26.   In the last paragraph on page 24, clarify that the company may have the duty to
        update the information contained in the prospectus pursuant to applicable
        provisions of the Federal securities laws.

Use of Proceeds, page 25

27.   Please discuss all possible uses of the proceeds held in trust if such funds are
        released to the company. Please disclose whether any operating expenses or
        finders' fees could be paid from the proceeds held in trust upon the release of the
        funds to the company, if the funds from the net proceeds not held in trust and the
        interest earned on the trust account were insufficient to cover all operating
        expenses and fees. Please reconcile this disclosure with the disclosure in the
        MD&A section.

28.   On page 27, please explain what factors will determine whether the $1,600,000
        from interest on the trust fund will be used to fund working capital requirements.

Proposed Business, page 34

Effecting a Business Combination, page 35

29.   On page 36, clarify what is meant by the use of the term, "privately-held middle
        market companies."

Fair market value of target business, page 38

30.   It may be helpful to include a risk factor that the company will not be required to
        obtain an opinion from an investment banking firm as to the fair market value of
        the target business.

Liquidation if no business combination, page 40

31.   In the statement "[w]e anticipate notifying the trustee …promptly…," please
        define "promptly."

32.   In the first full paragraph on page 41, you discuss the sources for the payment of
        the costs of liquidation. Provide similar disclosure with respect to all other debts,
        liabilities, costs and expenses of the company.

33.   In the second full paragraph on page 41, you state "[T]he proceeds deposited in
        the trust account could, however, become subject to the claims of our creditors
        which **could** be prior to the claims of our public stockholders" (emphasis added).
        Provide us with a legal analysis as to when the claims of the public stockholders
        would be prior to the claims of creditors of the company. We may have further
        comment.

John F.Rousseau, Jr.
Geneva Acquisition Corporation
August 1, 2006
Page 8

Comparison to Offerings of Blank Check Companies, page 44

34.	In the table, please include a discussion that compares the terms of the offering
with the terms under Rule 419 with respect to the shareholders' right to receive
interest earned from the funds held in trust. Rule 419(b)(2)(iii) provides that,
"Deposited proceeds and interest or dividends thereon, if any, shall be held for the
sole benefit of the purchasers of the securities." It appears that the shareholders'
right to the interest income from the trust is a separate issue from "Release of
funds." Please revise accordingly. Also revise the risk factor section as
appropriate.

Management, page 48

35.	The staff notes that each of the officers/directors of the company discloses a
significant level of experience in the healthcare and closely related industries. In
each case, a substantial part of such experience is derived from such individual's
existing and ongoing involvement in private equity funds, or similar investment
vehicles or investment advisor firms. In light of the ongoing nature of the
involvement of the officers/directors with firms and entities such as, Fairfax
Capital Partners, New England Partners, and Nexus Medical Partners, to name
just a few; and the company's stated intent to at least initially focus on acquisition
candidates in the healthcare industry, please provide the following disclosure: (i)
for each of the officers/directors of the company, provide a listing of each entity
with which a conflict of interest may or does exist with the company; (ii) indicate
for each such entity the priority and preference such entity has relative to the
company with respect to the performance of obligations and the presentation of
business opportunities; (iii) in light of the fact that each officer/director is looking
at the same companies with respect to both the company and those other entities
in which each such individual is involved, it would appear that all contacts and
discussions currently being conducted by each such individual are relevant to the
company and its business operations (including potential acquisition targets) and
should be fully disclosed and discussed in the prospectus; and (iv) to the extent
that any of the officers/directors have established criteria by which they are
evaluating any contacts or discussions insofar as the relate to the company,
disclose such criteria and discuss how they are applied. We may have further
comment.

36.	Please disclose any affiliation of your officers and directors with Harbor
Acquisition Corporation or any other blank check corporation in the past.

37.	Please disclose Mr. Pica's affiliation with Snickelways Interactive.

Conflicts of Interest, page 52

38.   In the biography of Mr. Hancock, please include his affiliation with Stheno, Inc.
        and A&G Pharmaceuticals, Inc.

Principal Stockholders, page 54

39.   Please identify in a footnote the controlling persons of Danbury Management
        Company, LLC.

Underwriting, page 63

40.   We note the contingent nature of part of the underwriters' compensation. In light
        of Regulation M, please include disclosure in the registration statement regarding
        when the distribution ends. This disclosure may relate to when all of the shares
        have been sold, there are no more selling efforts, there is no more stabilization or
        the overallotment has been exercised. Note that disclosure merely stating that the
        distribution ends at the closing of the IPO is insufficient.

June 2, 2006 (inception) through June 16, 2006 Audited Financial Statements

Notes to Financial Statements

1. Organization, Business Operations and Significant Accounting Policies, F-7

41.   Please disclose your policy for cash and cash equivalents.

2. Proposed Public Offering: Value of Unit Purchase Option, F-9

42.   It appears from the disclosure of the warrants on page 4 of the registration
        statement that the warrants issued in the sale of the units have a 4 year life which
        is inconsistent with this disclosure of a 5 year life. Please clarify and revise.

Item 15 – Recent Sales of Unregistered Securities, page II-4

43.   Please include in this section the private placement that will occur prior to the
        consummation of the offering. Clarify when the agreement was entered into, the
        exemption relied upon and the facts supporting your reliance upon the exemption.

Item 16 – Exhibits, page II-5

44.   Please file all exhibits with the next amendment.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Angela Halac at (202) 551-3398 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Michael Karney, who reviewed your filing, at (202) 551-3847 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: William E. Griffin, Jr., Esq.
     Andrew D. Myers, Esq.
     Fax (617) 523-6215